# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silver Point Specialty Lending Fund, CIK 0001646614
CUSIP: Inapplicable
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2 GREENWICH PLAZA, 2 GREENWICH PLAZA, GREENWICH, Connecticut (CT), 06830
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0002066850-25-000001
Filed by CIK 0002066850

## Reporting persons
- Unified Global Alternatives, a distinct business unit of UBS Asset Management (Americas) LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,523,880.46; sole dispositive power 0; shared dispositive power 3,523,880.46; aggregate amount beneficially owned 3,523,880.46 (16.6% of the class)

## Item 1. Issuer
Name of issuer: Silver Point Specialty Lending Fund
Address of issuer's principal executive offices: 2 GREENWICH PLAZA, 2 GREENWICH PLAZA, GREENWICH, CONNECTICUT, 06830.

## Item 2. Person Filing
Name of person filing: This Schedule 13G/A is filed on behalf of Unified Global Alternatives, a distinct business unit of UBS Asset Management (Americas) LLC, a Delaware limited liability company (the 'Reporting Person'). The Reporting Person provides investment management services for investment advisory clients through separately managed accounts, funds, and other investment vehicles (the 'Client Accounts'), including for a pension fund entity that is the ultimate owner ('Pension'), and may be deemed to beneficially own the Common Shares held thereby. In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the 'Release'), this Schedule 13G/A reflects the securities that may be beneficially owned by the Reporting Person. The Reporting Person is a wholly-owned indirect subsidiary of UBS Group AG ('UBS Group'). This Schedule 13G/A does not reflect securities, if any, beneficially owned by UBS Group or any other subsidiaries of UBS Group whose ownership is disaggregated from that of the Reporting Person in accordance with the Release.
Address of principal business office or, if none, residence: 1285 Avenue of the Americas, 11th Floor, New York, New York 10019
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2025, the Reporting Person may be deemed the beneficial owner of 3,523,880.4608 Common Shares.
Percent of class: As of December 31, 2025, the Reporting Person may be deemed the beneficial owner of approximately 16.59% of the Common Shares outstanding. This percentage is based on 21,240,388 Common Shares outstanding as of December 31, 2025, based on information received from the Issuer.
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 3,523,880.4608
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 3,523,880.4608

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. A Pension that is the ultimate owner has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Shares that may be beneficially owned by the Reporting Person.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Unified Global Alternatives, a distinct business unit of UBS Asset Management (Americas) LLC: /s/ Andrew Johnson, Andrew Johnson / Director (02/12/2026)